Exhibit 99.1

Maris-Tech Completes Development of

Diamond Ultra V2, Its Next-Generation Video and AI Platform

New high-performance platform expands Maris-Tech’s system-level capabilities for situational awareness, terrain dominance, counter-UAS, and airborne applications

Rehovot, Israel, September 29, 2026 — Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in edge computing, artificial intelligence (“AI”), and video intelligence solutions for defense applications, today announced the completion of development of Diamond Ultra V2, its next-generation high-performance video and AI platform designed for demanding defense and homeland security applications.

Diamond Ultra V2 is a system-level platform designed to support advanced applications across Maris-Tech’s key markets, including situational awareness, terrain dominance, counter-UAS, and airborne mission computing.

The new platform incorporates Maris-Tech’s proprietary hardware and firmware design and is based on the Dragonwing™ IQ9 Series. It is designed to deliver high-performance video processing and AI capabilities for demanding applications operating in extreme environments.

Diamond Ultra V2 can also be integrated with Maris-Tech’s Peridot family of thermal and day cameras, including Peridot Night, Peridot Night Micro, and Peridot Night Dome. Together, the products provide a complete video and AI system solution combining advanced processing with day and thermal imaging capabilities.

Diamond Ultra V2 is fully compliant with the U.S. National Defense Authorization Act, supporting Maris-Tech’s ability to address opportunities in the U.S., European, and Indian markets.

“The completion of Diamond Ultra V2 represents another important step in Maris-Tech’s evolution as a system-level provider for next-generation defense platforms,” said Israel Bar, Chief Executive Officer of Maris-Tech. “By combining high-performance video and AI processing with our growing portfolio of imaging technologies, we can provide customers with a more complete solution designed for the demanding requirements of the future battlefield.”

About Maris-Tech Ltd.

Maris-Tech delivers AI-powered edge video solutions for mission-critical defense and security operations, enabling real-time situational awareness, intelligence gathering, and surveillance in bandwidth- and latency-constrained environments. Trusted by leading security organizations, Maris-Tech platforms are deployed across UAVs, UGVs, armored vehicles, and dismounted soldier systems, supporting missions that require ultra-low-latency video processing and onboard AI analytics. From intelligence collection in extreme conditions to AI-driven surveillance and terrain dominance, Maris-Tech masters the AI video pipeline at the edge through best-in-class SWaP-optimized, ruggedized computing solutions.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the potential benefits, advantages and capabilities of its new AI-based platform Diamond Ultra V2, the benefits and advantages of its integrated products, and its belief that the completion of Diamond Ultra V2 represents another important step in the Company’s evolution as a system-level provider for next-generation defense platforms . The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on May 15, 2026, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com